06006307

TATES
____ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TheMuniCenter LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary (212) 208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas S. Vales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TheMuniCenter LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires September 28, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 9, 2006
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

ASSETS

ASSETS	
Cash and cash equivalents	$4,490,623
Receivables:	
Brokers and dealers	57,893
Computer software and hardware (net of accumulated depreciation of $15,558,326)	2,892,918
Office facilities and equipment (net of accumulated depreciation of $254,278)	111,692
Other assets	157,083
Total Assets	$7,710,209

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to member	$ 11,147
Accounts payable and accrued liabilities	2,068,320
Total Liabilities	2,079,467
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	5,630,742
TOTAL LIABILITIES AND MEMBER'S EQUITY	$7,710,209

The accompanying notes are an integral part of this financial statement

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TheMuniCenter, L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in May 2001. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Salomon Brothers Holding Company Inc., LBI Group Inc., FSA Portfolio Management Inc. and Chapdelaine Electronic Brokerage LLC, (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. All of the Company's purchases and sales of fixed income securities are cleared through a clearing broker-dealer. The participants who utilize this trading platform consist of broker-dealers and institutional investors.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade basis. Commissions represent the spread earned on matched principal transactions.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to seven years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company has entered into obligations under two operating leases that will expire in 2007 and 2008. Under the first agreement, the Company was required to obtain a letter of credit. The Company obtained a letter of credit in the amount of **$261,338** in lieu of a cash security deposit. Under the second agreement, the company made a cash security deposit of $6,206. At December 31, 2005, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

OPERATING LEASES - continued

2006	$ 547,498
2007	503,942
2008	20,686
Total	$1,072,126

Total rent expense for 2005 was $656,659 including operating expenses.

DEFERRED COMPENSATION

In February 2004 the Company issued Revenue Shares to certain employees in recognition of their work performance. The revenue shares vest over a three-year period from the date of issuance, one-third each year. If an employee leaves before the shares are fully vested they are entitled to 50% of the last stated value of the vested portion. The Company' s Board of Directors may set an annual dividend at their discretion as long as shares remain outstanding. Dividends will be accrued when declared and are not subject to payout until the related shares are fully vested. All fully vested shares will be eligible for cash conversion at the employee' s discretion at a rate of 50% per annum, starting the year after the shares become fully vested. Revenue shares were awarded on February 15, 2004 and February 15, 2005 in the amounts of $230,000 and $135,000, respectively. Additionally, on February 15, 2005 the Board of Directors declared a 5% dividend in the amount of $11,500 on the revenue shares issued February 15, 2004. The Company plans to award, on February 15, 2006, dividend shares in the amount of $105,000 and declare a 5% dividend in the amount of $18,825 on the dividend shares issued February 2004 and 2005. At December 31, 2005, dividend shares in the amount of $76,667 were vested.

NOTE 3 - EMPLOYEE BENEFIT PLAN

As of January 1, 2004, the Company changed its deferred compensation plan from a SIMPLE IRA to a 401(k) plan. Under the new plan eligible employees in 2005 could defer up to $14,000 for the year, in addition to a $4,000 catch-up contribution for employees 50 years of age or older. For 2005 the Company elected to make a discretionary contribution on behalf of its employees, a dollar for dollar matching up to $3,000 per employee in the amount of $71,808.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement for bookkeeping services for the year with one of the Members and has incurred fees of $125,750. Balances related to these services are settled monthly.

The Company clears all securities transactions through a broker-dealer affiliate of one of the Members. The Company incurred $1,386,827 of clearing fees during the year and at December 31, 2005, the Company had a net receivable of $57,893 from the clearing firm.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's aggregate indebtedness can not exceed 15 times net capital. At December 31, 2005, the Company's net capital and excess net capital were $2,467,039 and $2,328,339, respectively and its aggregate indebtedness was approximately 0.84 times its net capital.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.